August 21, 2019	George J. Zornada george.zornada@klgates.com T +1 617 261 3231 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock GA Mortgage Trust — File No. 811-23418 Registration Statement on Form N-2

Dear Mr. Oh:

We have received the Staff’s comments on the registration statement filed on Form N-2 on January 17, 2019 (the “Registration Statement”) for John Hancock GA Mortgage Trust (the “Fund”). The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated February 15, 2019. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. Additionally, the Fund respectfully notes that its shares are not registered under the Securities Act of 1933, as amended (the “1933 Act”), and consequently, based on the Fund being privately placed and not subject to the filing requirements of the 1933 Act, the Fund will not be making any filings under the 1933 Act.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.

Defined terms have the same meanings as used by the Fund in the Registration Statement.

General

1.	Comment — We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

K&L GATES LLP

STATE STREET FINANCIAL CENTER   ONE LINCOLN STREET   BOSTON   MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response — As stated, the Registration Statement is not filed under the 1933 Act and the Fund believes the filing is complete in all material respects. The Fund further notes that the only blank items appear in a “form of” investor application that is included in Appendix A to the Registration Statement for reference purposes only. Investors will complete the actual form.

2.	Comment — Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response — The Fund so notes.

3.	Comment — Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response — As discussed below, the Fund requires no seed capital. As a supplemental response, however, the Fund confirms that no party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital.

4.	Comment — Please include a seed capital balance sheet as required by Section 14(a)(1) of the Investment Company Act of 1940, as amended (“1940 Act”).

Response — The Fund respectfully notes that a 1940 Act only registrant requires no seed capital or audited seed capital balance sheet. The basis for the requirement for an initial seed audit of an investment company is linked solely to a public offer by such company, where the audit serves to prove that the Fund has the minimum amount of capital required by the 1940 Act, for a public offer. Section 14(a)(1) states in relevant part that no investment company (or underwriter for such company) shall make a public offering of securities of which such company is the issuer, unless such company has a net worth of at least $100,000. An investment company that does not make a public offering of securities, such as the Fund, is not required to have any seed capital. Consequently, the Fund, like all other 1940 Act only registrants, has no need for the expense of a seed capital audit.

Executive Summary

5.	Comment — Please move the Fee Table from its current location on page 7 and place it at the end of the summary. Note that additional comments on the Fee Table are set forth below.

Response — The Trust respectfully notes that the Fee Table is located on Page 9, immediately preceding the Example Table at the end of the summary, as required by Item 3.1 of Form N-2. Therefore, the Fund respectfully declines to make any changes in response to this comment.

6.	Comment — In the first sentence of the first paragraph, please disclose the date of organization. See Item 8.1.a of Form N-2.

Response — The Fund will make the requested change.

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7.	Comment — The third paragraph states that “Shares will be sold in comparatively large minimum denominations.” Please reconcile this statement with the “Minimum Investment” disclosure on page 11 stating “The Fund does not employ a minimum investment amount.”

Response — In response to the Staff’s comment, the Fund supplementally notes that the reference to large minimum denominations is not intended to imply a minimum investment requirement, and that the Fund reserves the right to accept investments of any amount. However, the Fund will delete the phrase “in comparatively large denominations” in the noted sentence.

8.	Comment — Please supplementally explain what the “GA” in the Fund’s name represents.

Response — Supplementally, the Fund notes that “GA” is an acronym for “general account.” General account refers to certain affiliated general accounts that intend to participate in co-investment opportunities with the Fund pursuant to the Exemptive Order, discussed below.

9.	Comment — To avoid redundancy and provide more complete disclosure in one section, please incorporate all terms and disclosure provided in section III “Summary of Principal Terms” on page 10 into the “Summary of Key Terms” on page 7. Please include applicable cross-references to relevant disclosure elsewhere in the prospectus.

Response — The Fund will make the requested cross-reference changes where applicable; however, the Fund has reviewed the substantive disclosures and believes that they are appropriate.

10.	Comment — For “Offering” in the “Summary of Key Terms” on page 7, please disclose that Share offerings are based on net asset value and repeat as needed. Otherwise, the first and only time this is disclosed is at the bottom of page 41.

Response — The Fund will make the requested change.

Investment Strategy and Process

11.	Comment — Per plain English, please break up the first paragraph under “Fees and Expenses.”

Response — The Fund will make the requested change.

12.	Comment — Please reconcile the third and last sentences of the second paragraph under “Fees and Expenses” appearing on page 9. Based on third sentence, it appears that the last sentence should state that the daily fee accruals equal the Applicable Annual Fee Rate multiplied by the net assets of the Fund.

Response — In response to the Staff’s comment, the Fund has removed the last sentence of the second paragraph under “Fees and Expenses” as it believes it substantially duplicates the disclosure in the third sentence of the second paragraph.

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13.	Comment — The third paragraph under “Fees and Expenses” appearing on page 9 indicates that the Fund will incur organizational expenses. If these expenses are to be paid out of assets, please disclose how they will be amortized and over what period of time. See Item 9.1.f of Form N-2.

Please also confirm that offering expenses are applicable, and if so, that they are reflected in the fee table and in what line item.

Response — In response to the Staff’s comment, the Fund has included the following disclosure:

Organizational costs will be incurred as an expense at the time of commencement of operations, and remaining offering costs will be amortized over the Fund’s first twelve months of operation.

Supplementally, the Fund confirms that offering expenses are applicable and that they are reflected in the “Other expenses” line item of the fee table.

14.	Comment — The fourth paragraph under “Fees and Expenses” appearing on page 9 refers to a Service Agreement. Please supplementally explain how this expense is reflected in the fee table, i.e., Management Fee or Other Expenses.

Response — Supplementally, the Fund confirms that expenses of the Service Agreement are included in the “Other expenses” line item of the fee table.

15.	Comment — In the sentence preceding the Example on page 10, please provide cross-references to the more complete descriptions of the various costs and expenses. See Instruction 1 to Item 3.1 of Form N-2.

Response — The Fund will make the requested change.

Summary of Principal Terms

16.	Comment — Under ‘Co-Investment” beginning on page 12, please supplementally confirm the status of the application for exemptive relief and revise the disclosure accordingly. For example, if relief is not granted by the time of the offering, then delete references to any such application or if relief is granted, then confirm you have provided all disclosure required by the order.

Response — Supplementally, the Fund notes that it received an order granting exemptive relief to allow certain joint co-investment transactions that otherwise would be prohibited by Section 17(d) under the 1940 Act on June 25, 2019 (the “Exemptive Order”). Therefore, the Fund will make the requested change to revise the disclosure to reflect the receipt of the Exemptive Order. Supplementally, the Fund notes that it has provided all disclosure required by the Exemptive Order.

17.	Comment — Please provide the address for the “Accountants” on page 15. See Item 20.7 of Form N-2.
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Response — The Fund will make the requested change.

18.	Comment — Please provide the address for the “Custodian” on page 15 and the “Transfer Agent” on page 16. See Item 9.1.e of Form N-2.

Response — The Fund will make the requested change.

19.	Comment — Please disclose compensation for the “Cashiering Agent” on page 15 and the “Placement Agent” on page 16. See Item 9.1.d of Form N-2.

Response — In response to the first portion of the Staff’s comment, the Fund respectfully notes that the Cashiering Agent’s compensation is disclosed on page 20. In response to the second portion of the Staff’s comment, the Fund will make the requested change.

Risk Factors

20.	Comment — The risks section provides for “Limited Number of Portfolio Companies (Concentration and Non-Diversification Risk)” on page 18 and “Potential Lack of Diversification” on page 22, and both appear to loosely discuss the risks of concentration and a lack of diversification.

The staff suggests splitting up the disclosure to address “Concentration Risks” and “Non- Diversification Risk” separately for a clearer presentation of each risk.

Response — The Fund will make the requested change.

21.	Comment — For “Follow-on Investments in Portfolio Companies” on page 18, please incorporate the Fund’s requirement for such investments in connection with subordinated lending. See non-fundamental restriction (4) on page 29.

Response — The Fund will make the requested change.

22.	Comment — Please revise the disclosure for “Cashiering Service” on page 19 and “Borrower Escrows” on page 20 to better explain the risks at issue with each.

Response — In response to the Staff’s comment, the Fund respectfully notes that it has reviewed the disclosure and believes that it is adequate. The Fund further notes that it has extensive disclosure regarding cybersecurity and other risks applicable to service providers generally. Therefore, the Fund respectfully declines to make any changes in response to the Staff’s comment.

23.	Comment — Disclosure on page 25 states in part that the Fund’s investments may include OID and PIK instruments. If the Fund invests significantly in these types of securities, then please incorporate appropriate disclosure into section “II. Investment Strategy and Process” beginning on page 8.
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Response —In response to the Staff’s comment, the Fund has revised the disclosure in section “II. Investment Strategy and Process” to incorporate disclosure regarding original-issue-discount and “payment-in-kind” instruments.

24.	Comment — On page 25, please provide sub-captions for risk specific to OID and PIK securities including following disclosure:
A.	Use of PIK and OID securities may provide certain benefits to the fund’s adviser including increasing management fees and incentive compensation; and
B.	The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds of the sale of fund assets.

Response — The Fund will make the requested change.

25.	Comment — Elaborate on the disclosure after the list of Fundamental and Non-Fundamental Investment Restrictions beginning on page 28 to help explain current definitions and the applicable restrictions pursuant to the 1940 Act.

Response — The Fund will make the requested change.

Management of the Fund

26.	Comment — For the Trustee information table beginning on page 31, please add a fifth column and provide disclosure for other directorships held.

Response — The Fund believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 18.1 of Form N-2. Accordingly, the Fund respectfully declines to make changes in response to this comment

27.	Comment — Please note when providing information in a table, you should provide separate tables (or separate sections of a single table) for Trustees who are Interested and Trustees who are Independent.

Response — In response to the Staff’s comment, the Fund will create a separate section of the table for the Fund’s Interested Trustee.

28.	Comment — In light of the lack of Adviser experience disclosure under “Risks Related to the Adviser” on page 27, please expand on “Board Approval of the Investment Advisory Agreement” beginning on page 36, to explain the basis for selection of the Adviser in light of such risk.

Response — Supplementally, the Fund notes that the Adviser has significant experience managing the Fund’s strategy and the assets of private funds not registered under the 1940 Act. In addition, the Adviser is part of an overall organization with significant registered fund experience. Therefore, the Fund respectfully declines to make any change in response to the Staff’s comment.

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29.	Comment — For “Service Agreement” on page 37, please disclose the compensation. See Item 19.1.d.

Response — Supplementally, the Fund notes that the compensation to be paid pursuant to the Service Agreement is not fixed. As is disclosed in the Registration Statement and as reflected in the Service Agreement that was included as an exhibit to the filing, the Adviser determines, subject to Board approval, the expenses to be reimbursed by the Fund, including an overhead allocation. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

30.	Comment — At the end of first paragraph under “Adviser Personnel” on page 37, please disclose the month and year the portfolio manager began service to the fund in lieu of “since registration.”

Response — The Fund will make the requested change.

31.	Comment — Please clarify in the last paragraph under “Proxy Voting Policies and Procedures” on page 39 that the proxy voting record is for the 12-month period ended June 30, not December 31. See Item 18.16 of Form N-2.

Response — The Fund will make the requested change.

Description of the Offering

32.	Comment — In second paragraph under “Purchase Terms” on page 42, please define the term “subscription.”

Response — The Fund supplementally notes that the term “subscription” is commonly used in the industry, is appropriate when used with respect to privately placed shares, and will be familiar to the “accredited investors” to whom the Fund’s shares are offered. Accordingly, the Fund respectfully declines to make any changes in response to the Staff’s comment.

33.	Comment — In the bullet point list under “Repurchases of Shares” on page 43, please disclose what factors would weigh against the Board to make a repurchase.

Response — The Fund supplementally notes that the factors listed are not exclusive, and that the Board considers and weighs all factors in the aggregate. No single factor is determinative or considered positively or negatively. Accordingly, the Fund respectfully declines to make any changes in response to the Staff’s comment.

34.	Comment — In the paragraph after the bullet point list under “Repurchases of Shares” on page 43, please reconcile the last clause of the last sentence (“may ascertain …”) with the last sentence of item 1 and the first sentence of the second paragraph under item 2 on the next page 26.
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Response — In response to the Staff’s comment, the Fund has revised the disclosure as follows:

Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain the current net asset value of their Shares by contacting the Adviser during the period.

35.	Comment — Please confirm supplementally that any 13e-4 tender offer will be consistent with the terms of Eaton Vance Prime Rate Reserves (pub. Avail. Jan 15, 1993).

Response — Supplementally, the Fund confirms that it will comply with Rule 13e-4 when conducting repurchase offers. The Fund notes that it does not disclose any exchange option for Fund investors of accepting the cash-equivalent amount of shares of another investment company managed by the same adviser, as was contemplated in Eaton Vance Prime Rate Reserves (pub. avail. Jan 15, 1993). If in the future such an option were to be provided, the Fund would meet the terms of that letter.

36.	Comment — Please reconcile the substance of the third bullet point at top of page 45 with the fact that there is no minimum investment amount associated with investing in the Fund.

Response — The Fund supplementally notes that the reference is not intended to imply a minimum investment requirement, and that the Fund reserves the right to accept investments of any amount. However, the Fund will delete the third bullet at the top of page 45.

Part C

37.	Comment — As a general matter, if an exhibit is filed with the registration statement, then please indicate it, e.g., “filed herein.”

Response — If the Fund makes another filing, it will so indicate.

38.	Comment — For Exhibit (2)(a)(1), please revise the name of the document, i.e., Certificate of Formation or Trust.

Response — If the Fund makes another filing, it will make the requested change.

39.	Comment — For Item 27, please include organizational and offering costs.

Response — Supplementally, the Fund notes that Item 27 is not applicable to the Fund and that the information provided is for informational purposes only. Specifically, Item 27’s disclosure requirements are applicable only with respect to “the securities being registered” (emphasis added). The Fund itself registers under the 1940 Act and, because the shares of the Fund are privately placed and not registered under the 1933 Act, the Fund respectfully declines to make any changes in response to the Staff’s comment.

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Thank you for your attention to these matters. If you have any questions, please call me at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada
cc: Ariel Ayanna, Assistant Secretary of the Trust
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